EXHIBIT 2.1
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CONNECTIVCORP SIGNS CONTRIBUTION AGREEMENT TO ACQUIRE AQUA DEVELOPMENT CORP.


NEW YORK & SAN FRANCISCO--(BUSINESS WIRE)--Oct. 10, 2002--ConnectivCorp (OTCBB:CTTV) announced today that it had signed a contribution agreement pursuant to which it will acquire 87.27% of the outstanding common stock of Aqua Development Corp ("ADC"), which will become a majority-owned subsidiary of ConnectivCorp, in exchange for 1,000,000 shares of ConnectivCorp's Series A Preferred Stock which are convertible into an aggregate of 58,470,900 shares of ConnectivCorp common stock which will represent approximately 83% of the issued and outstanding shares of ConnectivCorp.

The transaction is subject to certain conditions, including certain approvals, and is expected to close in November 2002.

ConnectivCorp, originally a medical communications network, announced last year a restructuring and refocusing of the company with the intention of seeking an appropriate merger or acquisition partner.

Charles T. Condy founded ADC in 1989. ADC currently operates seven restaurants including three Aqua restaurants (San Francisco, at the Bellagio in Las Vegas, and at the St. Regis Monarch Beach), Charles of Nob Hill and Redwood Park both in San Francisco, NOBHILL at the MGM Grand in Las Vegas and Pisces in Burlingame, California. Unaudited sales of ADC owned and managed restaurants for the fiscal year ending March 31, 2002 were approximately $25 million. ADC's revenues for that period were comprised or $13.2 million from owned restaurants and $1.1 million in management fees from managed restaurants. ADC has received many food industry awards, including the prestigious Ivy Award in 1998 from Restaurants and Institutions Magazine and the AAA Four Diamonds award for 2001. ADC's 2002 nominations for The James Beard Foundation Awards include Aqua restaurant in San Francisco as one of five restaurants in the United States nominated for the S. Pellegrino Outstanding Restaurant Award and NOBHILL (MGM Grand Hotel in Las Vegas) for the illy Best New Restaurant Award.

Mr. Condy, ADC's Chairman and Chief Executive Officer, was the founder of California Energy and served as its Chairman and Chief Executive Officer from 1971 to 1991. California Energy was a leading developer and marketer of electricity generated from geothermal steam listed on the NASDAQ and then American Stock Exchanges, whose revenues grew to $250 million under Condy's leadership. Mr. Condy left the company shortly after 25% of California Energy was acquired by the Peter Kiewit Company, a privately held $5.0 billion engineering and construction company. California Energy ultimately grew to $1.5 billion in revenues.

In announcing the planned acquisition, ConnectivCorp's Chairman, Robert S. Ellin, said, "The acquisition of Aqua Development Corp. is an important opportunity for CTTV's stockholders and fulfills our stated acquisition commitment. We are very pleased to have the opportunity to work with Charles Condy and his team and help them implement ADC's growth plans."

Mr. Condy commented, "This transaction is the next step in our plans to accelerate the rollout of Aqua, and its affiliated restaurant concepts and to make Aqua a major participant in the full service restaurant industry."

Upon completion of the acquisition, it is intended that Mr. Condy will become Chairman of the Board and the current ADC stockholders will control a majority interest in ConnectivCorp capital stock.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release may contain forward-looking statements relating to future performance and expectations within the meaning of such Act. Actual


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results could be affected or differ materially from those statements and expectations as a result of various factors including: the contribution transaction may not be consummated; the businesses may not be successfully integrated; and historical results may not be indicative of future performance of the combined businesses.

More information about factors that potentially could affect ConnectivCorp's financial results is included in ConnectivCorp's filings with the Securities and Exchange Commission.

CONTACT:

ConnectivCorp
Robert S. Ellin, 212/750-5858






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